THE CHARLES SCHWAB CORPORATION

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Earnings before taxes on earnings	$199	$320	$550	$1,010
Fixed charges
Interest expense excluding provision for credit losses:
Deposits from banking clients	29	32	85	73
Payables to brokerage clients	1	—	2	2
Long-term debt	25	22	64	51
Other	—	1	—	2

Total	55	55	151	128
Interest portion of rental expense	14	13	42	56

Total fixed charges (A)	69	68	193	184

Earnings before taxes on earnings and fixed charges (B)	$268	$388	$743	$1,194

Ratio of earnings to fixed charges (B) ÷ (A) (1)	3.9	5.7	3.8	6.5
Ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense (2)	6.1	9.9	6.2	10.3

(1)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense, reflects the elimination of such interest expense as a fixed charge.